SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

(TRANSLATION)

NOTICE TO THE MARKET

MEXICAN STOCK EXCHANGE

MEXICO, F.D., 20/10/2015

MEXICAN STOCK MARKET, S.A.B. DE C.V., INFORMS:

ISSUER

HOMEX – DESARROLLADORA HOMEX, S.A.B. DE C.V.

SUBJECT MATTER

Lifting of the suspensión of the quotation of the Securities negotiated in the Capital Markets identified with ticker symbol HOMEX “*”.

NOTICE TO THE BMV MARKET

Bolsa Mexicana de Valores, S.A.B. de C.V. informs that: As Desarrolladora Homex, S.A.B. de C.V. delivered through EMISNET its missing financial information from the fourth quarter to the second quarter 2015, including its audited financial information for year 2014, thus complying with that established in the General provisions applicable to the securities’ issuers and other participants n the stock market issued by the National Banking and Securities Commission, according to that provided for in rule 10.015.02 of its Internal Regulations, this Stock Market proceeds to lift the suspension of the quotation of the securities identified with the ticker symbol HOMEX “*” on October 23, 2015.

Furthermore, it is informed that upon the request of the Issuer and in order to avoid disordered conditions in the market and promote an orderly formation of the price of the shares of HOMEX, it has been resolved to conduct an auction, under the following methodology:

1.      The auction shall start from 8:01 hours and shall have a duration of 60 minutes, the last minute shall be of random assignment.

2.      The rules of entry, modification, cancelation and assignment of bids shall be the same as those applicable to aperture biddings.

3.      During the auction the applicable pre – transactional filters of amount and price, as well as of other fluctuation dynamic and static ranges shall not be applicable

4.      The transactions produced by the auction shall be deployed in the electronic book at the moment on which the corresponding assignment is executed.

5.      The assignment price of the auction shall be used as reference for the calculation of fluctuation static ranges and dynamic ranges. Furthermore, it shall be used for the determination of pre – transactional filters for amount of 200 million pesos and price of 5%.

6.      For the calculation of the price variation, the assignment price of the auction shall be taken which shall be compared with $3.15 which corresponds to the closing price of Homex on February 27, 2014.

7.      Once the auction is concluded, the price shall be kept operating in the continuous market.

This notice is given by the Bolsa Mexicana de Valores, S.A.B. de C.V. in compliance of that established by the provisions contained in its Internal Regulations, for all applicable effects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: October 27, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer